EXHIBIT 12.1
GENERAL MOTORS FINANCIAL COMPANY, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Successor			Predecessor
					Years Ended June 30,
	Year Ended December 31, 2012(b)	Year Ended December 31, 2011(b)	Period From October 1, 2010 Through December 31, 2010(b)	Period From July 1, 2010 Through September 30, 2010	2010 (c)	2009 (c)	2008 (c)
COMPUTATION OF EARNINGS:
Income (loss) before income taxes	$744,216	$621,818	$129,266	$90,636	$353,439	$(147)	$(113,641)
Fixed charges	318,953	275,136	64,670	90,293	459,570	686,668	854,844
	$1,063,169	$896,954	$193,936	$180,929	$813,009	$686,521	$741,203
COMPUTATION OF FIXED CHARGES:
Fixed charges: (a)
Interest expense	$314,740	$271,155	$63,767	$89,364	$455,254	$681,459	$848,681
Implicit interest in rent	4,213	3,981	903	929	4,316	5,209	6,163
	$318,953	$275,136	$64,670	$90,293	$459,570	$686,668	$854,844

RATIO OF EARNINGS TO FIXED CHARGES	3.3X	3.3X	3.0X	2.0X	1.8X	(d)	(e)
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(a)
For purposes of such computation, the term "fixed charges" represents interest expense, including amortization of debt issuance costs, and a portion of rentals representative of an implicit interest factor for such rentals.

(b)
For fiscal 2012 and 2011 and for the three months ended December 31, 2010 interest expense excludes $31.5 million, $67.0 million and $27.1 million, respectively, of purchase accounting premium amortization.

(c)	For the years ended June 30, 2010, 2009 and 2008, interest expense excludes $2.0 million, $45.1 million and $10.2 million, respectively, of non-cash amortization of warrant costs.

(d)	The amount of the coverage deficiency for the year ended June 30, 2009, was approximately $0.1 million.

(e)	As a result of the $212.6 million pre-tax write-off of goodwill, the amount of the coverage deficiency for the year ended June 30, 2008, was approximately $113.6 million.